May 26, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:                             Jones Energy, Inc.

Registration Statement on Form S-3

Filed May 3, 2017

File No. 333-217606

Ladies and Gentlemen:

Set forth below are the responses of Jones Energy, Inc. (the “Company,” “we,” “us,” or “our”) to oral comments received on May 17, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-3, File No. 333-217606, filed with the Commission on May 3, 2017 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.  Marked copies of Amendment No. 1 showing changes from the Registration Statement will be delivered to your attention as well.

For your convenience, our response is prefaced by the substance of the Staff’s oral comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.  Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

1.                                      Oral Comment: Please incorporate more detail regarding the 8.0% Series A Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) to clarify the convertible nature of those securities.

RESPONSE: Based on our discussions with representatives of the Staff on May 17, 2017 and May 24, 2017, we have amended the description of the Preferred Stock beginning on page 10 of the Registration Statement to include information regarding the conversion rights of holders of Series A Preferred Stock.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact Mollie Duckworth at (512) 322-2551.

Very truly yours,

JONES ENERGY, INC.

By:	/s/ Robert J. Brooks
Name:	Robert J. Brooks
Title:	Executive Vice President and Chief Financial Officer

Enclosures

cc:                                Mollie Duckworth, Baker Botts L.L.P.